Exhibit 99.20

Computershare Investor Services Inc. Stock Transfer Services 510 Burrard Street Vancouver, British Columbia Canada V6C 3B9 Tel: (604) 661-9400 Fax: (604) 661-9401

Date:     July 22, 2025

To: All Canadian Securities Regulatory Authorities

Subject: FIRST PHOSPHATE CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	July 25, 2025
Record Date for Voting (if applicable) :	July 25, 2025
Beneficial Ownership Determination Date :	July 25, 2025
Meeting Date :	August 29, 2025
Meeting Location (if available) :	Virtual
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	33611D103	CA33611D1033

Sincerely,

Computershare

Agent for FIRST PHOSPHATE CORP.